UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                            IMCOR PHARMACEUTICAL CO.
                            ------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   45248E304
                                   ---------
                                 (CUSIP Number)


                                Jeffrey T. Barnes
                               222 Berkeley Street
                                Boston, MA 02116
                                 (617-357-7474)
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 2004
                                ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      OXFORD BIOSCIENCE PARTNERS IV L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      mRNA FUND II L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      OBP MANAGEMENT IV L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY T. BARNES

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MARK P. CARTHY

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JONATHAN J. FLEMING

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MICHAEL E. LYTTON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO. 45248E304                    13D


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ALAN G. WALTON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [ ]             (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

      N/A  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States

--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    0

                              --------------------------------------------------
NUMBER OF                     8     SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,790,469
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9     SOLE DISPOSITIVE POWER
PERSON WITH
                                    0

                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    4,790,469

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,790,469

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      N/A  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO. 45248E304                    13D


                                  SCHEDULE 13D

Item 1. SECURITY AND ISSUER.

        This statement relates to the common stock (the "Common Stock") of Imcor Pharmaceutical Co., a Nevada corporation (the "Issuer"), formerly Photogen Technologies, Inc. The principal executive offices of the Issuer are located at 4660 La Jolla Village Drive, Suite 500, San Diego, CA 92122.

Item 2. IDENTITY AND BACKGROUND.

      (a) Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("mRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV"), which is the sole general partner of Oxford IV and mRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners"), who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) The address of the principal business office of Oxford IV, mRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

      (c) The principal business of the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP IV is to manage the affairs of the Funds. The principal business of each of the General Partners is to manage the affairs of OBP IV.

      (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

      (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Each of Oxford IV, mRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As described in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 6, 2003, as of December 30, 2002, Oxford IV held 6,417,097 shares of Common Stock and mRNA held 64,385 shares of Common Stock.

        In 2004, Oxford IV purchased an aggregate of 5,445,365 shares of Common Stock of the Issuer in private placements for an aggregate purchase price of $2,178,146, which was paid for from their investment funds, and received immediately exercisable warrants to purchase 2,722,683 shares of Common Stock at an exercise price of $2.00 per share. In 2004, mRNA II purchased an aggregate of 54,635 shares of Common Stock of the Issuer in private placements for an aggregate purchase price of $21,854, which was paid for from their investment funds, and received immediately exercisable warrants to purchase 27,318 shares of Common Stock at an exercise price of $2.00 per share.

CUSIP NO. 45248E304                    13D


        In April and June of 2004, promissory notes and interest thereon of the Issuer were converted into Common Stock. As a result, the promissory notes and interest thereon held by Oxford IV converted into 31,294,236 shares of Common Stock of the Issuer and the promissory notes and interest thereon held by mRNA II converted into 313,989 shares of Common Stock of the Issuer.

        From September to December of 2004, the Issuer issued 1,358,168 shares of Common Stock to Oxford IV and 13,627 shares of Common Stock to mRNA II as a late registration penalty payment.

        In January of 2005, the Issuer issued 1,238,967 shares of Common Stock to Oxford IV and 12,432 shares of Common Stock to mRNA II as a late registration penalty payment.

        Effective March 4, 2005 following the approval of its stockholders, the Board of Directors of the Issuer authorized a one-for-twenty reverse split of the Common Stock (the "Stock Split"). As a result of the Stock Split, the shares of Common Stock held by Oxford IV were converted into 2,287,692 shares of Common Stock of the Issuer and the shares of Common Stock held by mRNA II were converted into 22,954 shares of Common Stock of the Issuer. As a result of the Stock Split, the warrants held by Oxford IV converted to warrants to purchase 136,134 shares of Common Stock at an exercise price of $10.00 per share and the warrants held by mRNA II converted to warrants to purchase 1,366 shares of Common Stock at an exercise of $10.00 per share.

        From April to July of 2005, the Issuer issued 2,319,054 shares of Common Stock to Oxford IV and 23,269 shares of Common Stock to mRNA II as a late registration penalty payment.

Item 4. PURPOSE OF TRANSACTION.

      Oxford IV purchased Common Stock of the Issuer for investment purposes.

      (a-i)     Not applicable.

      (j) The Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans). All shares of Common Stock of the Issuer purchased by the Reporting Persons were acquired for their own accounts for investment purposes, but the Reporting Persons reserve the right to dispose of the shares in compliance with applicable law.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Amount Beneficially Owned: Oxford IV is the record owner of 4,742,880 shares of Common Stock as of December 31, 2006. mRNA II is the record owner of 47,589 shares of Common Stock as of December 31, 2006 (the shares held of record by Oxford IV and mRNA II, the "Record Shares"). As the sole general partner of Oxford IV and mRNA II, OBP IV may be deemed to own the Records Shares. As the individual general partners of OBP IV, each of the General Partners may also be deemed to share the power and direct the disposition and vote of the Record Shares.

        Percent of Class: See Line 13 of the cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 6,962,456 shares of Common Stock reported to be outstanding by the Issuer in Form 10-QSB as filed with the Securities and Exchange Commission on November 20, 2006.

CUSIP NO. 45248E304                    13D


        (b) Number of shares as to which each person named in paragraph (a) above has:

            (i) sole power to vote or to direct the vote: See line 7 of cover sheets.

            (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

            (iii) sole power to dispose or to direct the disposition of: See line 9 of cover sheets.

            (iv) shared power to dispose or to direct the disposition of: See line 10 of cover sheets.

        (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the common stock in the last 60 days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

        (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Voting, Drag-Along and Right of First Refusal Agreement has terminated. There are no other contracts, arrangements or understandings with the Reporting Persons with respect to Securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

        Exhibit 2 - Power of Attorney dated April 8, 2004.

CUSIP NO. 45248E304                    13D



                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007


OXFORD BIOSCIENCE PARTNERS IV L.P.

By:   OBP MANAGEMENT IV L.P.
      General Partner

      By:          *
          --------------------------------
          Jonathan J. Fleming
          General Partner


mRNA FUND II L.P.

By:   OBP MANAGEMENT IV L.P.
      General Partner

      By:          *
          --------------------------------
          Jonathan J. Fleming
          General Partner


OBP MANAGEMENT IV L.P.

By:          *
    --------------------------------
    Jonathan J. Fleming
    General Partner


                   *
------------------------------------------
Jeffery T. Barnes


                   *
------------------------------------------
Mark P. Carthy


                   *
------------------------------------------
Jonathan J. Fleming


                   *
------------------------------------------
Michael E. Lytton

CUSIP NO. 45248E304                    13D



                   *
------------------------------------------
Alan G. Walton



*By:  /s/ Raymond Charest
      -------------------
      Raymond Charest as Attorney-in-Fact


This Schedule 13D was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as EXHIBIT 2.

CUSIP NO. 45248E304                    13D



                                  EXHIBIT INDEX

            1. Agreement regarding filing of joint Schedule 13D.

            2. Power of Attorney dated as of April 8, 2004.

CUSIP NO. 45248E304                    13D


                                                                       EXHIBIT 1

                            JOINT FILING UNDERTAKING

      Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of IMCOR Pharmaceutical Co., is being filed on behalf of each of the undersigned.

Dated: February 14, 2007


OXFORD BIOSCIENCE PARTNERS IV L.P.

By:   OBP MANAGEMENT IV L.P.
      General Partner

      By:          *
          --------------------------------
          Jonathan J. Fleming
          General Partner


mRNA FUND II L.P.

By:   OBP MANAGEMENT IV L.P.
      General Partner

      By:          *
          --------------------------------
          Jonathan J. Fleming
          General Partner


OBP MANAGEMENT IV L.P.

By:          *
    --------------------------------
    Jonathan J. Fleming
    General Partner


                   *
------------------------------------------
Jeffery T. Barnes


                   *
------------------------------------------
Mark P. Carthy


                   *
------------------------------------------
Jonathan J. Fleming

CUSIP NO. 45248E304                    13D



                   *
------------------------------------------
Michael E. Lytton


                   *
------------------------------------------
Alan G. Walton



*By:  /s/ Raymond Charest
      -------------------
      Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as EXHIBIT 2.

CUSIP NO. 45248E304                    13D


                                                                       EXHIBIT 2

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.

                        OXFORD BIOSCIENCE PARTNERS IV L.P.

                        By its General Partner, OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan Fleming
                            --------------------------------------------------
                            Name: Jonathan J. Fleming
                            Title:  General Partner


                        MRNA FUND II L.P.

                        By its General Partner, OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan Fleming
                            --------------------------------------------------
                            Name: Jonathan J. Fleming
                            Title:  General Partner

                        OBP MANAGEMENT IV L.P.


                        By: /s/ Jonathan Fleming
                            --------------------------------------------------
                            Name: Jonathan J. Fleming
                            Title:  General Partner

CUSIP NO. 45248E304                    13D



                        /s/ Jeffrey T. Barnes
                        ------------------------------------------------------
                        Jeffrey T. Barnes


                        /s/ Mark P. Carthy
                        ------------------------------------------------------
                        Mark P. Carthy


                        /s/ Jonathan J. Fleming
                        ------------------------------------------------------
                        Jonathan J. Fleming


                        /s/ Michael E. Lytton
                        ------------------------------------------------------
                        Michael E. Lytton


                        /s/ Alan G. Walton
                        ------------------------------------------------------
                        Alan G. Walton


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